July 11, 2017

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela Long

Assistant Director

Division of Corporation Finance

Re:	Real Goods Solar, Inc.

Registration Statement on Form S-3

Filed February 9, 2017

File No. 333-215985

Dear Ms. Long:

This letter is being submitted on behalf of Real Goods Solar, Inc. (the “Company”, “we”, “our”, or “us”) in response to comments received by the Company from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 7, 2017 with respect to the Company's registration statement on Form S-3 filed on February 9, 2017 with the Commission (the “Registration Statement”). The numbered paragraph and headings below correspond to the numbering and headings set forth in the comment letter. To assist in your review, the Staff's comments are highlighted in bold typeface below and are followed by the Company’s responses.

In addition to the EDGAR filing, the Company is delivering a copy of this letter, along with a courtesy copy of Amendment No. 1 to the Registration Statement (the “First Amendment”) marked to indicate changes from the Registration Statement via email.

General

1.	Consider the updating requirements of Regulation S-X for the registration statement before its effectiveness.

Company Response: The Company has considered the updating requirements of Regulation S-X for the Registration Statement and has made updates to the Registration Statement in the First Amendment accordingly.

Registration Statement’s Facing Page

2.	You indicate that the prior registration statement has a balance of unsold securities with an aggregate offering price of $130,716,933. Advise whether the unsold securities covered by the prior registration statement have been reduced for the $6 million takedown on February 9, 2017. Alternatively, please revise. See Rule 415(a)(6) of Regulation C under the Securities Act.

Company Response: The amount of unsold securities covered by the prior registration statement was reduced for the $6 million takedown on February 9, 2017.

Prospectus’ Outside Front Cover Page

3.	Disclosure that you have not offered any securities pursuant to General Instruction I.B.6. of Form S-3 during the 12 calendar months before and including the date of the prospectus is inconsistent with disclosures in the 424(b)(5) prospectus supplement relating to the $6 million takedown on February 9, 2017 under the prior registration statement and the Form 8-K filed on February 9, 2017. Since it appears that the market value of your common equity held by non-affiliates did not equal or exceed $75 million at the time of your last update under Securities Act Section 10(a)(3), the prior registration statement is subject to General Instruction I.B.6. of Form S-3 from the time of that last update. See Instruction 3 to General Instruction I.B.6. of Form S- 3, and revise the disclosure on the prospectus’ outside front cover page.

Company Response: The aggregate market value of the Company’s outstanding voting and nonvoting common equity computed pursuant to General Instruction I.B.6. of Form S-3 exceeded $75 million subsequent to the Company’s Securities Act Section 10(a)(3) update in 2016. As a result, pursuant to Instruction 3 to General Instruction I.B.6. of Form S-3, this lifted the one third limitation on sales specified in General Instruction I.B.6(a), and the prior registration statement was then considered to be filed pursuant to General Instruction I.B.1. for subsequent sales, including the February 9, 2017 takedown.

Exhibits 4.13 and 4.15

4.	You indicate that you intend to file the forms of indenture by amendment or as exhibits to a Form 8-K. For the indentures to be qualified under the Trust Indenture Act of 1940, you must file the forms of indenture pre-effectively. Please file a pre-effective amendment to the registration statement that includes the forms of indenture as exhibits.

Company Response: The Company has included forms of indentures as exhibits to the First Amendment.

If you have any further questions or comments, please do not hesitate to contact me. Thank you.

Regards,

/s/Alan Fine

Alan Fine

Principal Financial Officer and Treasurer